Exhibit 99.4

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML publishes 2014 Annual Reports

VELDHOVEN, the Netherlands, 11 February 2015 - ASML Holding N.V. (ASML) today will file its 2014 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC), and will file its 2014 Statutory Annual Report with the Dutch Authority for the Financial Markets (AFM). In addition, ASML publishes its 2014 Corporate Responsibility Report and 2014 Remuneration Report.

•	ASML’s 2014 Annual Report on Form 20-F, 2014 Statutory Annual Report, 2014 Remuneration Report and 2014 Corporate Responsibility Report are available at www.asml.com/annualreport2014, where also our financial statements can be downloaded in the Excel spreadsheet format; ASML’s annual reports will also be available at www.sec.gov

•	ASML will hold its Annual General Meeting of Shareholders (AGM) on 22 April 2015 and the AGM agenda with all related documents will be available online at www.asml.com/agm2015 on 4 March 2015.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements

This press release contains statements that constitute forward-looking statements, including statements relating to the date of ASML’s annual general meeting of shareholders and the publication of documents related thereto. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.